October 31, 2007

H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States

Securities and Exchange Commission

Washington DC 20549

Mail Stop 7010

RE:

Horizon Industries, Ltd.

Annual Report on Form 20-F for the Year Ended February 28, 2007

As amended on October 9, 2007

File No.  0-52302

Dear Mr.  Schwall;

The Company hereby acknowledges that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In relation to the engineering comments:

Website, www.horizonindustriesltd.com

1.   We note your claim of “recoverable reserves of 840 Mmcf” from your Funk prospect.  If you continue to describe hydrocarbon volumes with terms other than proved reserves, we ask that you provide cautionary language comparable to the following:

Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use certain terms on this web site, such as [identify the terms], that the SEC’s guidelines strictly prohibit us from including in filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form XX, File No. X-XXXX, available from us at [address at which investors can request the filing].  You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Cautionary language comparable to the above will be added to the website.

20-F/A

Information on the Company, page 10

History and Development of the Company, page 10

2.   We note your statements:

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“2D Seismic over the Steward lease indicates the existence of at least three and up to five untested sand bars”.

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“Preliminary interpretation [of seismic data] shows several defined structural targets comprising approximately 200 acres in the Wilcox formation situated within the Steward West acreage.  The target appears consistent with other successful Wilcox wells in the immediate vicinity”.

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The [3D seismic] date is of high quality and shows that the Steward Lease is on the next down faulted block from the wells in the Marshall Field.  These amplitudes appear to be at least as strong or stronger that that Marshall Field anomalies”.

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“Analysis and interpretation of the 3d (sic) data has identified several prospective targets throughout the property”.

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“These Yegua sands appear to be similar to that underlying the Funk Prospect which hosts 2D defined Yegua sand bodies of 35 to 50 acres in aerial extent”.

Please amend your document here and wherever else it is appropriate to explain that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present in economically producible amounts.

Document has been amended to include that explanation.

3.   We note in your statement, “The closest well to the Stewart lease is the V. Albrecht #1 well, which is located 900 feet east of the lease.  Total production from this well is 650 Mmcf with an initial production rate of 1.85 Mmcf per day”.  Please amend your document to balance this and other similar statements with the fact that you have no entitlement to this property and the locality of your propery does not assure it will experience similar recoveries.

Document has been amended adding the above fact.

History and Development of the Company, page 11

4.  We note your statement, “Drilling of up to five wells is contemplated on the initial 400 acres, with reserve potential of one to two Billion Cubic Feet (“BCF”) of gas from the sand at 2,800 feet.” Please amend your document to remove this statement since it discloses hydrocarbon volumes other than proved reserves.  Refer to paragraph 1(b)(ii) of the instructions to Item 4D of Form 20F.

Document has been amended to remove this statement.

5.   We note your statement, “The acreage may also host a second gas charged Jackson sand at approximately 3,100 feet based on logs from nearby wells”.  Please amend your document to explain that the well log indications of hydrocarbon saturation do no assure productivity and that the locality of your property does not assure it will experience similarities in well log response.

Document amended to add the above explanation.

6.   We note your statement, “An initial test well was drilled subsequent to the quarter ended and perforation and flow testing of the first of several primary zones of interest as identifies by logs and side wall cores was completed”.  Please amend this and other similar statements to disclose the most recent date to which your statement applies.

Amended to add recent dates.

History and Development of the Company, page 12

7.    We note your statements, “On August 22, 2006, a four foot interval was perforated between 2,020 feet and 2,024 feet.   The well is currently flowing at approximately 190 mcf per day” and “Currently, testing is ongoing in a Yeguna zone but progress has been hampered by limited access to the well site due to persistent rains in the area.”  Please amend this and other similar statements to disclose the most recent date to which  your statement applies.

Amended as to recent dates.

Sincerely,

/s/ Christopher J. Wensley

Christopher J. Wensley

Chief Executive Officer

Horizon Industries, Ltd.